SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 3)

UCI MEDICAL AFFILIATES, INC.

(Name of Subject Company)

BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

A Wholly Owned Subsidiary of

BLUE CROSS AND BLUE SHIELD OF

SOUTH CAROLINA

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

902633106

(CUSIP Number of Class of Securities)

Blue Cross and Blue Shield of South Carolina

Mail Code AA270

I-20 at Alpine Road

Columbia, South Carolina 29219

(803) 788-0222

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randolph A. Moore III

David E. Brown, Jr.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,904,559.00	$2,427.02

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, of all outstanding shares of common stock, par value $0.05 per share (the “Shares”) of UCI Medical Affiliates, Inc. (the “Company”) not beneficially owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes. According to the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, filed with the SEC on February 14, 2011 and Form 4s filed with the SEC on March 23, 2011, 9,942,105 Shares were outstanding as of March 23, 2011, of which 6,726,019 Shares are held by the Purchaser Group. Accordingly, this calculation assumes the purchase of 3,216,086 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,427.02	Filing Party: BlueChoice HealthPlan of South Carolina, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 31, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

COMBINED AMENDMENT NO. 3 TO SCHEDULE TO

AND

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the SEC on March 31, 2011, as amended by Amendment No. 1 filed on April 13, 2011 and Amendment No. 2 filed on April 29, 2011 (as amended, the “Schedule TO”), by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.05 per share (the “Shares”), of UCI Medical Affiliates, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”) at $6.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, which together, with any amendments or supplements thereto, collectively constitute the “Offer.”

The information set forth in the Offer, including all schedules thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

As permitted by General Instruction G to Schedule TO, this Amendment No. 3 is also an amendment to the previous joint statement on Schedule 13D filed on March 31, 2011 by the Purchaser and Parent.

1	NAME OF REPORTING PERSONS Blue Cross and Blue Shield of South Carolina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,711,646
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,711,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,711,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IC, HC and CO

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

1	NAME OF REPORTING PERSONS BlueChoice HealthPlan of South Carolina, Inc. (formerly Companion HealthCare Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,093,465
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,093,465
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,093,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.5%*
14	TYPE OF REPORTING PERSON (See Instructions) CO and IC

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

The Offer expired at 5:00 p.m., New York City time, on April 28, 2011. According to Continental Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 2,985,627 Shares were validly tendered and not withdrawn in the Offer. The Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for the Shares accepted for purchase will occur promptly thereafter in accordance with the terms of the Offer.

Approximately 2,655,784 Shares tendered in the Offer represents a majority of the outstanding Shares not beneficially owned by the Purchaser Group, the respective officers and directors of the Purchaser and the Purchaser Group, and the officers and directors of the Company (other than those who are officers or directors of the Purchaser Group). This number of Shares tendered pursuant to the Offer therefore satisfies the Majority of the Minority Condition, as described more fully in the Offer to Purchase. The number of Shares tendered in the Offer, together with the Shares already owned by the Purchaser Group, represent approximately 97.7% of the outstanding Shares of the Company, which satisfies the 90% Condition.

After the Purchaser completes its purchase of the tendered Shares, the Purchaser Group intends to transfer all of its Shares to Medical Benefit Solutions, Inc., a Delaware corporation and subsidiary of the Purchaser, defined as the “Merger Subsidiary” in the Offer to Purchase. The Merger Subsidiary and the Company would then consummate, unless it is not lawful to do so, a “short-form” merger in which all Shares held by stockholders other than us would be converted into the right to receive cash equal to the same price per Share as was paid in the Offer, without interest (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law). Under Delaware law, if we or one of our affiliates own 90% or more of the outstanding Shares, such entity would be able to effect a second-step merger under Delaware law without a vote of, or prior notice to, the Company’s Board of Directors or the Company’s stockholders. After the merger, the Shares will cease to be traded on the OTCQB.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2011

BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

By:	/s/ Duncan S. McIntosh
Name: Title:	Duncan S. McIntosh Corporate Secretary

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

By:	/s/ Judith M. Davis
Name: Title:	Judith M. Davis Executive Vice President, Chief Legal Officer and Corporate Secretary